August 26, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds – CIK No. 0000793769
Request for Withdrawal of Amendment to
Registration Statement on Form N-1A
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Harbor Funds (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment Nos. 68, 69, 70, 71, 72, 73, 74, 75, 77, 79, 81, 82, 84, 85, 86, 87 and 88 to the Registrant’s registration statement filed on Form N-1A. Post-Effective Amendment No. 67 (“PEA No. 67”) was filed pursuant to Rule 485(a)(2) on March 13, 2009 for the purpose of establishing the Harbor Special Opportunities Fund (the “Fund”) as a new series of the Registrant. PEA No. 67 was initially scheduled to become effective on June 1, 2009 and subsequently extended to September 11, 2010 pursuant to the filing of PEA Nos. 68, 69, 70, 71, 72, 73, 74, 75, 77, 79, 81, 82, 84, 85, 86, 87 and 88. PEA No. 67 was withdrawn on August 24, 2010.

Subsequent to the filing of PEA No. 67 and the successive amendments with the Commission, the Registrant has determined not to commence operations of the Fund. Shares of the Fund have never been offered to the public and PEA No. 67 has not become effective.

Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Fund requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Amendments.

If you have any questions, or require anything further regarding the request, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau

Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Charles F. McCain, Esq.
Erik D. Ojala, Esq.
Harbor Funds